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                                FORM 6-K
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                    Report of Foreign Private Issuer

                   Pursuant to Rule 13a-16 or 15d-16
                 of the Securities Exchange Act of 1934


For the month of  December, 2002
                ----------------
Commission File Number   0-30520
                      ----------

                         SECUREVIEW SYSTEMS INC.
            -------------------------------------------------
             (Translation of registrant's name into English)

  Suite 620 - 650 West Georgia Street, Vancouver, B.C., Canada, V6B 4N9
  ---------------------------------------------------------------------
                (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                 Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                           Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                              FORM 51-901F
                            QUARTERLY REPORT


Incorporated as part of:       SCHEDULE A

ISSUER DETAILS:

                         SECUREVIEW SYSTEMS INC.
           (formerly International Comstock Exploration Ltd.)
                     #620 - 650 West Georgia Street
                             Vancouver, B.C.
                                 V6B 2N9

                       Telephone:  (604) 687-7544
                          Fax:  (604) 687-4670

Contact Person:                                         Gary Schellenberg
Contact's Position:                                              Director
Contact Telephone Number:                                  (604) 687-7544
Email Address:                                        gschel@netrover.com
Website:                                               www.secureview.net
For Quarter Ended:                                     September 30, 2002
Date of Report:                                         November 21, 2002


CERTIFICATE:

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

  Director Full Name:     Gary Schellenberg        "Gary Schellenberg"
  Date Signed:            November 21, 2002

  Director Full Name:     Bruce Lock               "Bruce Lock"
  Date Signed:            November 21, 2002

                         SECUREVIEW SYSTEMS INC.
           (formerly International Comstock Exploration Ltd.)

                    CONSOLIDATED FINANCIAL STATEMENTS

                           SEPTEMBER 30, 2002

                        D E  V I S S E R  G R A Y
                          CHARTERED ACCOUNTANTS

                                             401 - 905 West Pender Street
                                                     Vancouver, BC Canada
                                                                  V6C 1L6

                                                      Tel: (604) 687-5447
                                                      Fax: (604) 687-6737










NOTICE TO READER



We have compiled the consolidated balance sheet of Secureview Systems Inc. (formerly International Comstock Exploration Ltd.) as at September 30, 2002 and the statements of operations and deficit and cash flows for the six month period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.


"De Visser Gray"


CHARTERED ACCOUNTANTS

Vancouver, British Columbia
November 21, 2002

                         SECUREVIEW SYSTEMS INC.
           (formerly International Comstock Exploration Ltd.)
                       Consolidated Balance Sheets
                                  As at
                   (Unaudited - see Notice to Reader)



                                                             September 30,       March 31,
                                                                 2002              2002
                                                                  $                 $
                                                                                (Audited)

                               A S S E T S
CURRENT

  Cash                                                              4,254            19,199

  Amounts receivable                                                6,814            19,390
                                                             ------------     -------------
                                                                   11,068            38,589

  Capital assets                                                    2,130             2,506

  Goodwill                                                              1                 1

  Mineral property                                                      1                 1
                                                             ------------     -------------
                                                                   13,200            41,097
                                                             ============     =============


                          L I A B I L I T I E S

CURRENT

  Accounts payable and accrued liabilities                        188,598           158,665

  Loan payable (note 6)                                           125,000           125,000

  Due to related parties (note 4)                                 110,845            81,805
                                                             ------------     -------------
                                                                  424,443           365,470
                                                             ------------     -------------


             S H A R E H O L D E R S=   D E F I C I E N C Y

  Share capital (note 3)                                        4,905,523         4,892,377

  Deficit                                                      (5,316,766)       (5,216,750)
                                                             ------------     -------------

                                                                 (411,243)         (324,373)
                                                             ------------     -------------
                                                                   13,200            41,097
                                                             ============     =============

Nature and Continuance of operations (note 1)

                         SECUREVIEW SYSTEMS INC.
           (formerly International Comstock Exploration Ltd.)
            Consolidated Statements of Operations and Deficit
                   (Unaudited - see Notice to Reader)



                                                   For the Three Months Ended   For the Six Months Ended
                                                          September 30,                September 30,
                                                   --------------------------   ------------------------
                                                     2002              2001       2002            2001
                                                      $                 $          $               $

Interest income                                               1             51              8          1,098
                                                   ------------   ------------   ------------   ------------

EXPENSES

  Accounting, audit and legal                             4,605         16,184         12,898         18,919

  Amortization                                              188            336            376            672

  Bank charges and interest                               3,910            145          7,833            299

  Consulting fees                                        12,952          8,100         15,172         17,000

  Investor relations                                        805            633          2,932          4,316

  Management fees                                         7,500          7,500         15,000         15,000

  Office and administration                              10,924         12,773         17,452         19,222

  Rent                                                    6,000          5,250         12,000              -

  Transfer agent and filing fees                          3,117          3,199          3,915          9,000

  Write-off of interest receivable                            -              -         12,446          4,018
                                                   ------------   ------------   ------------   ------------
                                                         50,001         54,120        100,024         88,446
                                                   ------------   ------------   ------------   ------------

Net loss for the period                                 (50,000)       (54,069)      (100,016)       (87,348)

Deficit - beginning of period                        (5,266,766)    (4,293,651)    (5,216,750)    (4,260,372)
                                                   ------------   ------------   ------------   ------------

Deficit - end of period                              (5,316,766)    (4,347,720)    (5,316,766)    (4,347,720)
                                                   ============   ============   ============   ============

Loss per share                                     $      (0.00)  $      (0.03)  $      (0.01)  $      (0.05)
                                                   ============   ============   ============   ============









           See notes to the consolidated financial statements

                         SECUREVIEW SYSTEMS INC.
           (formerly International Comstock Exploration Ltd.)
                  Consolidated Statements of Cash Flows
                   (Unaudited - see Notice to Reader)




                                                   For the Three Months Ended   For the Six Months Ended
                                                          September 30,                September 30,
                                                   --------------------------   ------------------------
                                                     2002              2001       2002            2001
                                                      $                 $          $               $

CASH PROVIDED BY (USED FOR):


OPERATING ACTIVITIES

  Net loss for the period                               (50,000)       (54,069)      (100,016)       (87,348)

  Adjustment for items not involving cash:

    Amortization                                            188            336            376            672

    Write-off of interest receivable                          -              -         12,446              -
                                                   ------------   ------------   ------------   ------------
                                                        (49,812)       (53,733)       (87,194)       (86,676)

Changes in non-cash working capital
components:

  Accounts payable                                       34,889         27,291         42,119         24,956

  Amounts receivable                                       (458)        (1,978)           130         (1,063)

  Loan receivable                                             -              -              -       (100,000)

  Prepaid expenses                                            -        (44,037)             -        (44,037)

  Due to related parties                                 18,765         13,864         30,000         29,807
                                                   ------------   ------------   ------------   ------------
                                                          3,384         58,593        (14,945)      (177,013)
                                                   ------------   ------------   ------------   ------------


FINANCING ACTIVITIES

  Share capital issued for cash                               -         18,750              -         58,550

  Loan proceeds received                                      -         40,300              -        140,300
                                                   ------------   ------------   ------------   ------------
                                                              -         59,050              -        198,850
                                                   ------------   ------------   ------------   ------------

(Decrease) increase in cash during the period             3,384            457        (14,945)        21,837

Cash - beginning of period                                  870         30,910         19,199          9,530
                                                   ------------   ------------   ------------   ------------
Cash - end of period                                      4,254         31,367          4,254         31,367
                                                   ============   ============   ============   ============


Supplementary Information - Refer to note 3.



           See notes to the consolidated financial statements

                         SECUREVIEW SYSTEMS INC.
           (formerly International Comstock Exploration Ltd.)
             Notes to the Consolidated Financial Statements
            For the Six Month Period Ended September 30, 2002


1.   NATURE AND CONTINUANCE OF OPERATIONS

     The Company is incorporated in the province of British Columbia and during the 2001 fiscal year, the Company changed its name to Secureview Systems Inc. and consolidated its shares on a five to one basis.

     On October 24, 2001, the Company acquired a private company, Lute Linux.com Corp. ("Lute"), which was in the business of developing the Fedcam, a remote monitoring system that allows subscribers to view their target locations via a secure website. This project is currently not being funded by the Company. On June 24, 2002, the Company entered into a letter of intent with Estwind Energy ("Estwind"), a company incorporated in Estonia which is proposing to develop a wind turbine electrical generating pilot plant. Refer to note 5.

     In previous fiscal years, the Company's business focus had been the acquisition and exploration of resource properties, and accordingly, there is no comparability, either seasonal, cyclical or otherwise, between the current and prior interim periods.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     These interim financial statements should be read in conjunction with the Company's annual audited financial statements as at and for the year ended March 31, 2002. The results of the six-month period ended September 30, 2002 are stated utilizing the same accounting policies and methods of application as those applied to the Company's annual financial statements.

     BASIS OF CONSOLIDATION

     These consolidated financial statements include the accounts of the Company and its wholly-owned inactive subsidiaries, Lute and 523608 B.C. Ltd.


3.   SHARE CAPITAL

     Authorized share capital consists of 100,000,000 common shares without par value.

                                 Price per Share  Number of     Total
                                                   shares         $
                                 --------------- ----------- -----------
     Issued at March 31, 2002                     13,658,642   4,892,377

     Exercise of stock options*     U.S.$0.06        137,000      13,146

     Issued at September 30, 2002                 13,795,642   4,905,523
                                                  ==========  ==========

     * proceeds were in payment for accounts payable and services provided during the current period.



                    Unaudited - see Notice to Reader

4.   RELATED PARTY TRANSACTIONS

     Amounts due to or from related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

     The Company incurred an aggregate of $24,909 (2001 - $38,000) in consulting, administrative and management services provided by directors, and owed them $110,845 in total at September 30, 2002 (2001 - $59,084) for these services and cash advances made to the Company.


5.   PROPOSED BUSINESS COMBINATION

     * The Company has entered into a letter of intent with Estwind Energy ("Estwind"), a private power company incorporated in Estonia, to acquire all issued and outstanding shares of that company in exchange for 2,731,728 common shares of the Company, being equal to 20% of the currently issued and outstanding common shares of Secureview. Estwind is in negotiations with the Estonian Utility Company to install a pilot project in Estonia consisting of a total of six wind turbines. The Estonian Utility Company has agreed with Estwind to purchase all of the electricity - up to 3 MW (megawatts) of power (1 MW = 1,000,000 Watts) - that these wind turbines will produce and up to 300 MW produced by additional installations of Estwind's wind turbines after Estwind's pilot project has been completed.

          The Company has also agreed to pay a bonus of up to 3 million shares to the principals of Estwind for additional licenses to be granted by the government of Estonia in addition to the licenses for the initial 3 MW pilot project. A condition of the Letter of Intent is that Secureview will have to raise up to US$1.2 million for the capitalization of the pilot project.

          Subject to shareholder approval, the Company is considering changing its name to reflect the business of wind power energy.

     * On October 24, 2001, the Company issued 2,000,000 common shares to Argent Resources Ltd. for the assignment of an agreement to acquire Lute, and also issued 2,675,000 common shares to acquire all of the issued share purchase warrants and outstanding common shares of Lute.

          The Company subsequently ceased funding Lute and, as a consequence, all goodwill and other assets acquired in this combination were written down to nominal amounts at March 31, 2002.


6.   LOAN PAYABLE

     The Company borrowed an aggregate of $140,300 under promissory notes bearing interest at effective rates of 12% and 12.68% per annum, of which $15,300 was repaid during the year ended March 31, 2002 by issuing 400,000 common shares of the Company.









                    Unaudited - see Notice to Reader

                                            QUARTERLY AND YEAR END REPORT
                                                    BC FORM 51-901F
                                                  (previously Form 61)
[LOGO]
British Columbia Securities Commission
-------------------------------------------------------------------------

                                                        Schedules B and C

FREEDOM OF INFORMATION AND PROTECTION OF PRIVACY ACT: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393
-------------------------------------------------------------------------

-------------------------------------------------------------------------
ISSUER DETAILS

NAME OF ISSUER
  SECUREVIEW SYSTEMS INC.
  (formerly International Comstock Exploration Ltd.)
FOR QUARTER ENDED       DATE OF REPORT
                        Y    M    D
   02-09-30             02   11   21
-------------------------------------------------------------------------
ISSUER ADDRESS

620 - 650 WEST GEORGIA STREET
-------------------------------------------------------------------------
CITY/        PROVINCE  POSTAL CODE  ISSUER FAX NO.  ISSUER TELEPHONE NO.

VANCOUVER    BC        V6B 4N9      604-687-4670    604-687-7544
-------------------------------------------------------------------------
CONTACT PERSON       CONTACT'S POSITION      CONTACT TELEPHONE NO.

GARY SCHELLENBERG    DIRECTOR                604-687-7544
-------------------------------------------------------------------------
CONTACT EMAIL ADDRESS            WEB SITE ADDRESS

gschel@netrover.com              www.secureview.net
-------------------------------------------------------------------------
CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.
-------------------------------------------------------------------------
DIRECTOR'S SIGNATURE        PRINT FULL NAME              DATE SIGNED
                                                          Y   M   D
"Gary Schellenberg"         GARY SCHELLENBERG             02  11  21
-------------------------------------------------------------------------
DIRECTOR'S SIGNATURE        PRINT FULL NAME              DATE SIGNED
                                                          Y   M   D
"Bruce Lock"                BRUCE LOCK                    02  11  21
-------------------------------------------------------------------------

SECUREVIEW SYSTEMS INC.
(formerly International Comstock Exploration Ltd.)
QUARTERLY  REPORT FORM 51-901F
SEPTEMBER 30, 2002
-------------------------------------------------------------------------

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.   ANALYSIS OF EXPENSES AND DEFERRED COSTS:

     See attached consolidated financial statements.


2.   RELATED PARTY TRANSACTIONS:

     During the six month period ended September 30, 2002, directors of the Company were paid or accrued $24,909 for consulting, administrative and management services payable, and at period end were owed an aggregate of $110,845 for these services.


3.   (a)  SUMMARY OF SECURITIES ISSUED DURING THE PERIOD ENDED
          SEPTEMBER 30, 2002:

          137,000 stock options @ US $0.06 for accounts payable and services rendered.

     (b) SUMMARY OF OPTIONS GRANTED DURING THE SIX MONTH PERIOD ENDED SEPTEMBER 30, 2002:

          There were no options granted during the period.


4.   SUMMARY OF SECURITIES AS AT SEPTEMBER 30, 2002:

     (a) Authorized share capital consists of 100,000,000 common shares without par value.
     (b)  Number and recorded value of shares issued and outstanding:

                                                    Price per
                                                      share          Number of          Total
                                                        $              shares             $
                                                   ------------     ------------     ------------

     Issued at March 31, 2002                                         13,658,642        4,892,377

     Exercise of stock options                       US $0.06            137,000           13,146
                                                                    ------------     ------------

     Issued at September 30, 2002                                     13,795,642        4,905,523
                                                                    ===========      ============


     (c)  Options outstanding:  745,271 @ $.06 USD expiring
          January 21, 2007

          Warrants outstanding:  none

     (d)  Shares in escrow:                  12,335 shares
          Shares subject to pooling:         NIL

SECUREVIEW SYSTEMS INC.
(formerly International Comstock Exploration Ltd.)
QUARTERLY  REPORT FORM 51-901F
SEPTEMBER 30, 2002
-------------------------------------------------------------------------



5.   List of directors and officers:

          Gary Schellenberg-Director and President
          Paul Chung-Director
          Bruce Lock-Director
          Eileen Browne-Secretary

SECUREVIEW SYSTEMS INC.
(formerly International Comstock Exploration Ltd.)
QUARTERLY  REPORT FORM 51-901F
SEPTEMBER 30, 2002
-------------------------------------------------------------------------


SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS


     A)   DESCRIPTION OF BUSINESS

     From its inception in 1985 until 1999 the issuer traded on the former Canadian Venture Exchange (CDNX) under the name National Comstock Exploration Inc. and International Comstock Exploration Inc. and had been engaged in the business of exploration of natural-resources properties. Through the purchase of Lute Linux.com, the Company began to focus its business on the Lute "Fedcam," an inexpensive remote monitoring system that allows subscribers to view their target locations via a secure website. The Fedcam is currently being tested by the Canadian Federal Government's construction branch on its Osoyoos border-crossing site. The Company is also in the process of exploring international opportunities in inexpensive, clean electricity production.

     B)   DISCUSSION OF OPERATIONS

     The fiscal quarter ending September 30, 2002, saw the Company continue to pursue opportunities that would reap benefits to its shareholders. It has continued to explore wind-turbine electricity generation in Canada and in Europe but has yet to secure sufficient funding to move forward. On Sept. 19, 2002, the company held its annual general meeting. All agenda items, as outlined in the circular, were approved and all company directors were re-elected.


     C)   DISCUSSION OF FINANCIAL OPERATIONS

     1. Since Incorporation, the issuer has not received any revenues from operations and as a consequence reports an annual deficit. For the quarter ended September 30, 2002, the Issuer has posted a net loss of $100,016; for the quarter ended September 30, 2001, the loss was $87,348.

     The Company now has 13,795,642 shares issued and outstanding.

     2.  TRANSACTIONS WITH RELATED PARTIES

     During the current fiscal quarter, directors of the Company received or accrued $24,909 for consulting, administrative and management services and at September 30, 2002 were owed an aggregate of $110,845;(2001 - $59,084) for these services.

     3.  INVESTOR RELATIONS

     The Company has continued to update its website to reflect recent events and business directions.

I)   4.  LEGAL PROCEEDINGS

     The Issuer has no legal proceedings in process or pending.

II)  5.  TRANSACTIONS REQUIRING REGULATORY APPROVAL

     Nil.


     6.  SUBSEQUENT EVENTS

     The Company has continued to explore business opportunities, seeking to enhance shareholder value.

                               SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   SECUREVIEW SYSTEMS INC.


Date: December 20, 2002            By:  "Gary Schellenberg"
                                      -----------------------
                                         Gary Schellenberg,
                                         President and Director